Linklaters LLP 1290 Avenue of the Americas New York, NY 10104 Telephone (+1) 212 903 9000 Facsimile (+1) 212 903 9100 matthew.poulter@linklaters.com

April 11, 2024

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Tracey Houser
Mr. Terence O’Brien

Re:	Bioceres Crop Solutions Corp.
Form 20-F for Fiscal Year Ended June 30, 2023
Response Letter Dated March 1, 2024
File No. 001-38836

Ms. Houser and Mr. O’Brien:

Bioceres Crop Solutions Corp. (the “Company”) previously submitted to the Securities and Exchange Commission (the “SEC”) on November 14, 2023, an annual report on Form 20-F for the year ended June 30, 2023 (the “Form 20-F”).

On behalf of the Company, we are writing to respond to the comments set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated March 14, 2024. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold).

Form 20-F for Fiscal Year Ended June 30, 2023

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 77

1.	We note your response to comment 3. We note your statement that the limitations on your Argentine subsidiaries ability to make payments on foreign indebtedness discussed are not total restrictions. Please provide a robust discussion of how the Argentine subsidiaries are able to meet their foreign debt obligations in light of the discussed limitations, the amount of foreign debt, and the amount of cash and cash equivalents either disaggregated by geography or by currency denomination or provide us with a detailed explanation as to why this additional information is not useful to investors. Refer to Item 303(b)(1)(i) of Regulation S-K and Section 501.13 of the Financial Reporting Codification (i.e., Release 33-8350, Section IV) for guidance.

The Company acknowledges the Staff’s comments and clarifies that its Argentine subsidiaries do not have any outstanding foreign indebtedness. Therefore, the risk factor disclosure contained on page 20 of the Form 20-F relating to restrictions on payments of foreign indebtedness through the foreign exchange market is not relevant to the Company’s Argentine subsidiaries. In light of the foregoing, the Company understands that it would not be useful to investors to provide disclosure which presents cash and cash equivalents disaggregated by geography or by currency denomination. In order to reflect this position properly, in future filings the Company will delete the last paragraph of the risk factor captioned “Our indebtedness could adversely affect our financial condition.”

2. Accounting Standards and Basis of Preparation

Functional currency and presentation currency, page F-14

2.	We note your response to comment 6, including the draft disclosures you intend to provide in your fiscal year 2024 Form 20-F. Please expand your draft disclosures to provide a more comprehensive, company specific explanation of the facts and circumstances, including the time period these facts and circumstances occurred, that led management to re-evaluate the Argentine entities’ functional currency. Refer to IAS 21.54 for guidance.

The Company acknowledges the Staff’s comments and will include disclosure similar to the below in its annual report on Form 20-F for the fiscal year ended June 30, 2024 and in future annual reports to be filed with the SEC:

From July 1, 2022, our main Argentine subsidiaries changed their functional currency from the Argentine Peso to the U.S. dollar as a result of changes in events and conditions that are relevant to their business operations, which include a hyper inflationary macroeconomic context and the depreciation of the Argentine Peso, in addition to the effects on our business of certain business combination transactions, as discussed below.

Macroeconomic context – in recent years Argentina’s macroeconomic scenario has featured a misalignment between inflation rates and the devaluation of the Argentine peso, which became more pronounced during the first half of the year ended June 30, 2022. Notwithstanding such misalignment, our Argentine subsidiaries have been able to continue pricing their products in U.S. dollars as the costs of products and services are set in U.S. dollars. This has also been achievable as the demand for the type of products we commercialize is relatively inelastic when compared to non-essential goods and services. Further, Argentina’s significant economic volatility has caused materials, and other costs of providing goods that we acquire from the Argentine domestic market, to become increasingly indexed to the U.S. dollar (i.e., denominated in Argentine Pesos but indexed to the U.S. dollar exchange rate).

Business effects –we also note that, following the merger with Pro Farm, which closed at the beginning of the fiscal year ended June 30, 2023, in addition to other business combination transactions reported in our financial statements, we established a global commercial strategy with a view to unifying pricing policies for the commercialization of our products.

In accordance with IAS 21, we have considered the following primary factors to determine the functional currency of our main Argentine subsidiaries: (i) the sales prices for goods and services, which are mainly influenced and determined by the U.S. dollar; and (ii) the increasing influence of transactions indexed to the U.S. dollar related to labor, materials, and other costs of providing goods.

Taking into account the analysis of the primary factors provided by IAS 21 in determining the functional currency of our main Argentine subsidiaries (in particular the increased influence of exchange rates on their costs of operations, which are indexed to the U.S. dollar), we identified that there is strong evidence that their functional currency had changed to the U.S. dollar.

As discussed above, we assessed primary indicators and determined that they were conclusive for the analyzed period; however, consideration was also given to secondary indicators. The result of such analysis also leads to the conclusion that the U.S. dollar is the relevant currency for cash generation from operating and financing activities of our main Argentine subsidiaries.

The effects of the change in functional currency were recorded prospectively.

4. Summary of Significant Accounting Policies

4.18 Revenue Recognition, page F-30

3.	As previously requested in comment 7, please disclose the significant payment terms in accordance with IFRS 15.117 and IFRS 15.119(b). In this regard, stating that invoices are issued with the usual payment terms for each geographical region does not provide investors with an understanding of the timing of cash flows arising from contracts with customers, as required by IFRS 15.110. In this regard, we note that as of December 31, 2023, the trade receivables balance of $199.7 million exceeds the $140.3 million of revenues recognized during the second quarter of fiscal year 2024.

The Company acknowledges the Staff’s comments and plans to expand its disclosure on its revenue recognition policy, including the significant payment terms, similar to the below in its annual report on Form 20-F for the fiscal year ended June 30, 2024 and in future annual reports to be filed with the SEC:

Typically, our average payment terms range from 130 to 160 days at a consolidated level. Longer terms may be granted in limited circumstances; however, the effects of such sales are not material to our consolidated financial statements. Those payment terms do not contain a significant financing component.

Further, the Company respectfully clarifies that the balance of trade receivables exceeds revenues recognized during the second quarter of fiscal year ended June 30, 2024 due to the average days of receivables exceeding 90 days. In addition, the Company respectfully notes that, while the days of sales outstanding as of December 31, 2023 remained consistent with historical performance, such figures were influenced by the severe drought in Argentina, which impacted market conditions in recent years.

6. Acquisitions and Other Significant Transactions

Syngenta Seedcare Agreement, page F-34

4.	We note your response to comment 8. Please provide us with your analysis of the facts and circumstances that supports your conclusion that the license for intellectual property rights is distinct from the other promised goods and services. In this regard, we note your statement that the manufacturing and sale of products and the R&D services are dependent on the license. Refer to IFRS 15.B52 through B56. To the extent that the facts and circumstances do not support a conclusion that the license is distinct, provide us with your analysis regarding whether the license is the predominant item to which the royalties relate. Refer to IFRS 15.B63A.

The Company acknowledges the Staff’s comment and respectfully clarifies that, in accordance with its analysis of the paragraphs B52 to B56 of IFRS 15, it concluded that the license for intellectual property rights is distinct from the other promised goods and services as the customer may benefit from the license together with readily available resources other than the Company’s manufacturing and R&D services. The manufacturing process used to produce the products is currently available in the market, and R&D services focused on developing new products, are not unique or specialized, and several other entities also have the ability to manufacture the relevant products and provide such services to Syngenta.

The Company also concluded that its promises to grant the license and to provide the manufacturing and R&D services are separately identifiable (i.e., the criterion in paragraph 27(b) of IFRS 15 is met). On the basis of the principle and the factors of paragraph 29 of IFRS 15, the Company concluded that the license, the manufacturing and the R&D services are not inputs to a combined item in the agreement. When reaching this conclusion, the Company considered that Syngenta could separately purchase the license without significantly affecting its ability to benefit from it. Neither the license, nor the services, are significantly modified or customized by the other and the Company is not providing a significant service of integrating those items into a combined output.

The Company further considered that the license and each service are not highly interdependent or highly interrelated as the Company would be able to fulfill its promise to transfer the license independently of fulfilling its promise to subsequently manufacture products and provide R&D services to Syngenta. Similarly, the Company would be able to manufacture products and provide R&D services even if Syngenta had previously obtained the license and initially utilized a different manufacturer or provider.

The Company notes that the license and the services do not significantly affect each other. Consequently, the Company concluded that its promises to grant the license and to provide manufacturing and R&D services are distinct and separable performance obligations.

5.	Please provide us with the disclosures you intend to provide for the life of this agreement detailing the material terms, including your obligations under the agreements, your accounting for the agreements, the critical accounting estimates, and the impact to your consolidated financial statements for the periods presented.

The Company acknowledges the Staff’s comments and will expand its disclosure relating to this agreement similar to the below in its annual report on Form 20-F for the fiscal year ended June 30, 2024 and in future annual reports to be filed with the SEC:

Syngenta Seedcare Agreement

On September 12, 2022, we entered into a ten-year Exclusive Global Distribution Agreement with Syngenta Crop Protection AG (“Syngenta”), pursuant to which Syngenta will be the exclusive global distributor of certain of our biological solutions for seed care applications (the “Agreement”). Products included within the scope of the Agreement include nitrogen-fixing Rhizobia seed treatment solutions (inoculants), and other biological seed and soil treatment solutions. We have retained global rights for the use of products for HB4® crops; and, in the United States, Syngenta rights are non-exclusive for upstream applications. Pro Farm’s biological solutions are not included within the scope of the Agreement. On October 6, 2022, Syngenta made an upfront payment of $50 million as consideration under the Agreement. Concurrently with the Agreement, we entered into an R&D Collaboration Agreement and a Supply Agreement with Syngenta, which are discussed below.

The exclusive commercial collaboration is applicable for all countries, except for Argentina where both parties will continue to work under the existing framework. The Agreement is effective as of January 1, 2023, but its implementation was staggered as we continued distributing our products in certain countries during calendar year 2023. Syngenta will cover all operating expenses incurred in connection with marketing and sales in the exclusive territory.

In addition, concurrently with the Agreement, we entered into a Supply Agreement with Syngenta, whereby we act as the exclusive supplier of the products under the Agreement. The manufactured products will be purchased by Syngenta at a price equivalent to the production cost plus a profit margin, to be agreed upon by the parties in compliance with applicable laws. Consequently, for purposes of complying with transfer pricing regulations, the price to be paid will be a price equivalent to market conditions for an exclusive supply agreement and Syngenta will determine the resale price for end-customers.

Further, we entered into an R&D Collaboration Agreement that establishes a joint R&D program to accelerate the global development and registration of our products pipeline and new solutions for seed treatment, foliar and other applications. Except for “late development products” (as defined in the Agreement) which will be funded by us, funding of the R&D program will be shared between Syngenta and us, with Syngenta contributing up to 70% of the investment. The R&D Collaboration Agreement falls within the provisions of IFRS 11, as a joint operation agreement, based on the contractual rights and obligations of each party. We recognize our direct right to and share of any jointly held or incurred: assets, liabilities, revenues and expenses. The R&D activities relating to “late development products,” the cost of which will be funded by us, are within the scope of IFRS 15.

In accordance with IFRS 15, we have determined three performance obligations which are distinct from each other: (i) licensing of intellectual property rights; (ii) manufacturing; and (iii) R&D services. The license, the manufacturing and R&D services are not inputs to a combined item and they are separately identifiable. Syngenta can benefit from the license together with readily available resources other than the manufacturing and R&D services. The manufacturing process used to produce the products and R&D services are not unique or specialized and several other entities can also manufacture the product and provide the services to Syngenta.

(i)	Licensing of biological intellectual property rights

We identified a right to use license of intellectual property rights, which relates to biological products, such as patents, inventions, information, data (including registration data), know-how, among others. The license granted has significant independent functionality and it is not expected that we will undertake activities that significantly affect the intellectual property to which Syngenta has rights, and Syngenta will benefit from such intellectual property rights, as available, from the effective date.

To determine the suitable method for estimating the standalone selling price of the license, we considered that the license has no observable price. Therefore, we determined that the residual approach should be applied as the standalone selling price for the license is highly uncertain. We have not yet licensed such rights to other third parties and have not yet established a price for such license. The residual approach involves estimating a standalone selling price for the remaining goods or services by deducting from the total transaction price the sum of the estimated or observable standalone selling prices of other goods and services in the contract. The standalone selling price for the license was estimated based on the residual approach given that the remaining good and services in the Agreement are sold at estimated or observable standalone selling prices.

Furthermore, the intellectual property license, pursuant to which we have assigned the right of use intellectual property rights, has a variable consideration component, which is calculated as 30% to 50% (depending on the years and territories) of the gross margin (calculated as revenue that Syngenta obtains from the commercialization of biological products, less the cost of sale of such biological products).

The transaction price includes fixed and variable consideration components. The fixed consideration amounts to $48.6 million (from the upfront fee mentioned above) and relates to the stand-alone selling price of the license, and the variable consideration corresponds to 30% to 50% of the gross profits from the sale of licensed products.

As a right-of-use license, revenue is recognized when Syngenta has the right to use and benefit from such license. The amount of the upfront fee calculated in consideration for the transfer of the promised license was recognized according to the relevant territories. $32.9 million was recognized as revenue in January 2023 relating to the countries where Syngenta may use the license for existing products, and $15.7 million related to the remaining territories was recognized as revenue in January 2024. We estimated the split based on gross margin projections for the products in the relevant territories.

For the variable consideration component, we will apply the exception for sales-based royalties. Sales-based royalties are recognized when the sale occurs. We use information periodically provided by Syngenta for our estimates.

(ii)	Manufacturing

This performance obligation is satisfied at a point in time when control of the products is transferred to Syngenta. This performance obligation includes the right to use the commercial name of the products and is remunerated as part of the sale of such products. Syngenta may only use our trademark when selling our products pursuant to the Exclusive Global Distribution Agreement

(iii)	R&D Services

We recognize revenue by reference to the stage of completion of R&D services at the end of the reporting period that is determined by our staff and is previously agreed with Syngenta. The stage of completion for services is determined according to the execution of the performed tasks listed in the respective service work plan. Each service has a detailed technical work plan which lists all activities and tasks to be performed.

The Agreement has a “Clawback” clause, pursuant to which we shall pay a penalty to Syngenta, in the event of certain breaches or events. The termination events that would trigger the payment of a penalty are under our control as they relate to our unilateral decision to terminate the Exclusive Global Distribution Agreement or a decision to sell our biological products business. Considering that there is no past event that would trigger the recognition of a liability, and that such decisions are under our control, no accounting impact has been recognized for such clauses.

Further, the Company respectfully clarifies that, for future annual reports to be filed with the SEC, it will disclose any material changes to the agreements. In addition, the Company will provide a cross-reference for any significant accrual in the notes accompanying its consolidated financial statements.

9. Taxation, page F-58

6.	We note your response to comment 9 and that you intend to disclose that the beginning amount for the effective tax rate reconciliation is based on the weighted average tax rate applicable to profits. Please expand your intended disclosures to provide the calculation of this amount. In this regard, the rates applied to earnings before income tax subtotal varies significantly for each period presented and is not clearly linked to any of the statutory tax rates disclosed for the countries in which you are generating profits or loss. Please provide us with those calculations you intend to provide supporting the disclosed tax at the applicable tax rate in accordance with IAS 12.81(c). Please confirm that you will also provide a comprehensive explanation in MD&A for the material factors impacting the amount of income tax benefit (expense) recognized for each period presented including quantification of those factors.

The Company acknowledges the Staff’s comments and will include disclosure similar to the below in its annual report on Form 20-F for the year ended June 30, 2024 and in future annual reports to be filed with the SEC:

As of June 30, 2022 and 2021, our income tax was mainly influenced by profitability in Latin American jurisdictions where the average tax rate ranges from 30% to 35%. Profitability was offset by losses in low-taxation jurisdictions with a 0% a tax rate. The weighted average tax rate applicable to profits decreased from 81% to 65%, due to a reduction in taxable losses at the 0% rate in the fiscal year ended June 30, 2022 when compared to the fiscal year ended June 30, 2021.

As of June 30, 2023, our income tax was significantly impacted by the profitability of the Syngenta Agreement, after accounting for corporate finance and operational expenses, which were subject to a 0% tax rate. Further, our income tax was affected by the inclusion of new jurisdictions because of the closing of the business combinations during the current the fiscal year, in addition to low profitability in Latin American jurisdictions resulting from adverse weather conditions.

Further, the Company confirms that it will provide a comprehensive explanation in the Management Discussion and Analysis section of the 20-F relating to the material factors impacting the amount of income tax benefit (expense) recognized for each period presented including quantification of those factors.

* * * * * * * *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 903-9306 or matthew.poulter@linklaters.com.

Yours faithfully,

/s/ Matthew S. Poulter, Esq.

Matthew S. Poulter, Esq.